

To the Holders of:
Structured Asset Trust Unit Repackagings (Saturns)
Goldman Sachs Capital I Capital Security Backed
Series 2004-4
Class A CUSIP NO. 80411Y209
Class B CUSIP NO. 80411YAA8

Distribution Date: February 15, 2012

U.S. Bank National Association, as Trustee for the Trust, hereby gives notice with respect to the Distribution Date as follows:

The amount of the distribution payable to the Certificateholders on the Distribution Date allocable to principal and premium, if any, and interest, is as set forth below:

Beginning Principal	Principal Payment	Ending Principal	Fixed Rate	Day Count	Fixed Interest Amount Due	Aggregate Interest Due and Unpaid	Total Distribution
$ 81,000,000.00	$0.00	$ 81,000,000.00	6.000%	30/360	$ 2,430,000.00	$0.00	$ 2,430,000.00
$ 3,615,000.00	$0.00	$ 3,615,000.00	3.713%	30/360	$ 134,225.00	$0.00	$ 134,225.00

Additional Information	
Trustee Fees	$2,000.00
Expense Account Deposit	$3,500.00

Underlying Security	Goldman Sachs Group Inc. 6.345% Debentures Due Dec 01, 2045
Payment Dates	15th of Feb/Aug or NBD
Cusip	38143VAA7
Current Principal Balance	$81,000,000.00
Annual Coupon Rate (Fixed)	6.345%
Interest Payment Received	$2,569,725.00

	Original Ratings		Current Ratings			
CUSIP	Moody's	S & P	Moody's	Date	S & P	Date
80411Y209	A2	A	A3	10-Mar-10	BB+	16-Dec-11
80411YAA8	A2	A	A3	10-Mar-10	BB+	16-Dec-11
Underlying Security	A2	A	A3	25-Feb-10	BB+	29-Nov-11

*The Trustee shall not be held responsible for the selection or use of the CUSIP number nor is any representation made as to its correctness.
It is included for the convenience of the Holders.